Exhibit 99(p)(vi)
CODE OF ETHICS
I. Introduction
The Code of Ethics (the “Code”) reaffirms basic policies of ethical and professional conduct for Brown Brothers Harriman & Co. (“BBH”, the “Firm,” “we” or “our”) personnel. BBH partners, employees and securities-registered personnel (“BBH Personnel” or “Personnel” or “you”) are responsible for upholding the highest ethical and professional standards. BBH Personnel must adhere to this Code to help ensure they abide by applicable regulatory requirements for private banks, custodians, investment advisors and broker-dealers. However, this Code does not supplant the rules and regulations of government and regulatory bodies. BBH also maintains a separate Code of Conduct (please see the Employee Handbook) which addresses important Human Resources policies.
This Code consists of, and should be read in conjunction with, the Personal Trading and Insider Trading policies (together referred to as the “Trading Policies”). The Code addresses a broad spectrum of business activities, practices and procedures and sets out basic principles which are intended to guide BBH Personnel. BBH Personnel must conduct themselves in accordance with this Code and avoid the appearance of improper, unethical, or unprofessional behavior.
It is the responsibility of Personnel to help ensure prompt and consistent action against violations of this Code. Below are practical guidelines to help you assess and escalate issues when they occur:
•	Make sure you have all the facts. In order to reach the right solutions, one must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? Focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense. If something seems unethical or improper, seek guidance before acting.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the situation.

•	Discuss the issue with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the questions, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Firm resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your Human Resource manager or a member of BBH’s Compliance Division. If you prefer to write, address your concerns to your Human Resource manager or the Compliance Division, as appropriate.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. However, anonymous reportings may not be considered credible. In most cases, BBH will rely on the individual reporting a violation in order to commence an investigation. BBH does not permit retaliation of any kind against Personnel for good faith reports of an ethical violation.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.
II. Business Conduct, Accounting Practices, Internal Accounting Controls and Auditing Matters (“Whistleblower” Policy)
BBH maintains the highest standards in preparing accounting and financial information. The integrity of our books and records is essential. All BBH Personnel responsible for keeping/preparing any books, records and accounts for the Firm are required to record all entries based upon proper supporting documents so that the records of the Firm are maintained in an accurate manner with supporting detail.
The business of the Firm must always be in full compliance with the spirit, as well as the letter, of all applicable laws and regulations.
Knowledge of events by Personnel related to questionable, inappropriate or fraudulent business conduct, accounting practices, internal accounting controls, or auditing matters should be immediately reported to the individuals designated below. Such matters will be handled in a confidential and protected manner and will not be disseminated except to the extent necessary to conduct a complete and fair investigation or to take appropriate corrective action. Failure to report such matters constitutes a violation of this Code. The Firm prohibits and will not tolerate any retaliation or threatened retaliatory action against any employee who makes a good faith report of an apparent or possible violation. Similarly, any Personnel who discourage or prevent another either from making such a report or seeking the help or assistance they need to report the matter to the individuals designated below will be subject to disciplinary action.
Reporting Complaints
All complaints related to questionable and/or improper business practices should be immediately reported to the Firm’s chief Internal Auditor (“Auditor”), General Counsel or the Chairman of the Audit Committee. To facilitate the investigation regarding the complaint, Personnel should identify themselves when making the complaint. However, complaints may also be submitted in writing on an anonymous basis. When Personnel identify himself or herself, Personnel will receive an acknowledgement from one of the aforementioned parties. All complaints will be handled confidentially.

Investigating Complaints
The Auditor, General Counsel or Chairman of the Audit Committee will ensure that a reported complaint is promptly investigated and will take appropriate action upon completion of the investigation. All complaints received will be retained and assigned a case number to ensure the protection of the complainant’s identity. All complaints will be reviewed under the Audit Committee direction and oversight. The Auditor or General Counsel will report to the Audit Committee quarterly (or immediately when necessary or required) regarding complaints about business conduct, accounting practices, internal accounting controls or auditing matters. The Audit Committee will ensure appropriate handling of all complaints, review the results of any investigation regarding the complaint and will take prompt and appropriate corrective action as warranted in the judgment of the Committee.
III. Compliance with Laws and Regulation
BBH’s business is subject to extensive regulation. For instance, BBH is a private bank licensed by the New York State Banking Department as well as others. It is also a member of several stock exchanges and is registered as a broker in certain states. The Brown Brothers Harriman Mutual Fund Advisory Department (the “BBH SID”) is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “IAA”). As a registered investment adviser, the BBH SID and its supervised persons have fiduciary obligations to their clients.
BBH must comply with all laws and regulations applicable to its business activities. To assist in this regard, BBH has provided guidance to its BBH Personnel in the form of policies, procedures and manuals. BBH Personnel are expected to cooperate with any regulatory requests, inquiries or examinations to help ensure BBH meets its obligations.
IV. Statement of Principles
BBH Personnel are subject to the following Statement of Principles which are intended to provide guidance for handling a broad spectrum of matters. Any questions regarding the application of this Statement of Principles to particular matters should be directed to the Compliance Division.
1.	BBH shall always place the interest of its clients first.

2.	BBH Personnel shall conduct all of their personal securities transactions in a manner which is consistent with the Code.

3.	BBH Personnel shall avoid any actual or potential inappropriate conflicts of interest or any abuse of a position of trust and responsibility.

4.	BBH Personnel shall not take inappropriate advantage of their BBH position.

5.	BBH Personnel shall ensure that the identity of client security holdings and client financial circumstances is kept confidential.

6.	BBH Personnel shall ensure that they maintain independence in the investment decision-making process.

V. Confidential Information
BBH Personnel may become aware of confidential information not generally available to the public concerning the business of the Firm, clients of the Firm, and individuals in the Firm (“Confidential Information”). BBH Personnel are required to safeguard Confidential Information and ensure that it is not used improperly or in a manner inconsistent with the specific purpose for which it was created or obtained. BBH Personnel may use information regarding clients only for purposes of meeting BBH’s obligations to its clients. BBH Personnel may work with, review, examine, inspect, have access to, or obtain such information for the purpose of fulfilling their responsibilities to clients, and should otherwise hold such information in strict confidence.
Confidential Information obtained as a result of an affiliation with the Firm is not to be used for the purpose of furthering any private interest or as a means of making any personal gain. BBH also maintains a Code of Conduct which further details the proper treatment and work obligations of Confidential Information.
The BBH SID and Investment Management Departments
The BBH SID and BBH’s investment management departments have invested a great deal of creative talent and resources to develop portfolio management resources. In many cases, these methods give BBH a competitive advantage and BBH prohibits the dissemination of BBH ideas and contacts to outsiders. BBH Personnel must never disclose to outsiders BBH’s buy and sell decisions, securities under consideration for future investment, or the portfolio holdings of clients of BBH (other than to third parties who require such information to conduct BBH business or to service clients of BBH, e.g. brokers, consultants, outside legal counsel, accountants or custodians or pursuant to BBH’s internal policies) without the authorization of the supervising partner. In granting such authorization, the supervising partner will determine whether disclosure to the third party is necessary and whether the third party has agreed to comply with BBH’s confidentiality policies and procedures.
VI. Privacy Policy
BBH also maintains a Privacy Policy to help ensure the safe-keeping of personal information relating to certain clients. BBH Personnel are required to adhere to this policy at all times.
VII. Conflicts of Interest
This Code requires BBH Personnel to avoid any inappropriate actual or potential conflicts of interest. A potential “conflict of interest” may arise under various circumstances. A potential conflict of interest may arise when a person’s private interest interferes in some way with the interest of BBH or a client of BBH. A conflict of interest can arise when BBH Personnel take actions or has interests that may make it difficult to perform his or her work objectively and effectively.
Conflicts of interest may also arise when BBH Personnel, or members of his or her family, receives improper personal benefits as a result of his or her position in the Firm. Loans to, or guarantees of obligations of BBH Personnel, members or their family members may create conflicts of interest. Potential conflicts of interest may also arise when BBH Personnel work in some manner for a competitor, client or vendor. Thus you are not allowed to work for a competitor as a consultant or board member, whether profit or non-profit, unless approved in writing by BBH.
As a bank, custodian, investment adviser and member of the major securities exchanges, BBH has a fiduciary relationship with certain clients. The Firm’s first responsibility is to safeguard and promote the best interests of its clients.
SID and Investment Management
When BBH acts as an investment adviser and fiduciary, BBH has a duty to act solely in the best interests of its clients and to make full and fair disclosure of potential conflicts to its clients. In addition, potential conflicts of interest may arise between the interests of BBH on the one hand and the interests of one or more of its clients on the other hand. Conflicts of interest should be identified and managed prior to accepting any clients or executing transactions.
Securities Transactions* and Conflicts of Interest
BBH Personnel should exercise particular care in making purchases and sales of securities to avoid a conflict of interest with clients. The following requirements also apply to family members in certain circumstances. It is the individual responsibility of each BBH Personnel to refrain from market activity if a conflict with the interest of a client might result. This includes, among other things, trading in anticipation of or immediately after a rating change by BBH for a security rated by any of the research areas.
The ethical considerations are most important among Firm Personnel who participate in making recommendations or have any pre-publication knowledge of a research report or knowledge of planned investments. Such BBH Personnel clearly should refrain from any action in contemplation of the research report, such as effecting a transaction for their own account, or for accounts in which they have an interest or discretion, or passing on advance information concerning the research report to clients or other persons outside the Firm.
Front-running research recommendations and trading on inside information are not the only concerns when Personnel contemplate personal securities transactions. Any strategy that may infringe on a client’s interest, such as front-running client trades, whether done at BBH or at another financial institution, using information about client securities positions to make investment decisions, etc., are also illegal practices.
Conflicts of interest may not always be clear-cut, so if you have a question you should consult the Firm’s Office of the General Counsel. Any BBH Personnel who become aware of a conflict or potential conflict, should bring it to the attention of a supervisor or the Office of the General Counsel.
VIII. Competing Business Ventures
BBH Personnel are prohibited from taking for themselves personal opportunities that are discovered through the use of corporate property, information or their position with BBH without the consent of the supervisor and the Office of the General Counsel. BBH Personnel may not use corporate property, information, or their position with BBH for improper personal gain, and BBH Personnel may not compete with BBH directly or indirectly. BBH Personnel owe a duty to the Firm to advance its legitimate interests when the opportunity to do so arises.
BBH seeks to outperform our competition fairly and honestly. Misappropriating proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. No one should engage in the abuse of privileged information, the unlawful misrepresentation of material facts, or any other intentional unfair-dealing practice.
IX. Protection and Proper Use of BBH Assets
BBH Personnel should work to protect BBH’s assets and ensure their efficient use. Theft, carelessness, and waste have direct impact on our profitability. You should report suspected incidents of fraud or theft to your supervisor for investigation. Firm technology, equipment or other resources may not be used for non-firm business, though incidental personal use may be permitted.
BBH Personnel have an obligation to protect the Firm’s assets, including proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. The unauthorized use or distribution of proprietary information violates BBH policy, and could also be illegal and result in civil and/or criminal penalties.
X. Gifts, Entertainment and Personal Remuneration
BBH also maintains a “Gifts, Entertainment and Other Non-Cash Compensation” Policy regarding restrictions on giving and receiving certain types of gifts and personal remuneration. BBH Personnel are required to adhere to this policy at all times.
XI. Payments to Government Personnel
The U.S. Foreign Corrupt Practices Act prohibits offering or giving anything of value, directly or indirectly, to officials of a foreign government, foreign political candidates or foreign political parties in order to obtain or retain business. It is strictly prohibited to make illegal payments to government official of any country or secure any improper advantage.
In addition, the U.S. government, various state and local governments, as well as foreign governments, have a number of laws and regulations regarding business gratuities which may be accepted by government personnel and contributions to political candidates and parties. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate BBH’s policy but could also be a criminal offense.

XII. Document Integrity and Recordkeeping
BBH requires true and accurate recording and reporting of information in order to conduct its business and to make responsible business decisions. In addition, since BBH is engaged in a variety of financial services activities it is subject to extensive regulations regarding the manner in which we maintain and retain books and records.
BBH maintains the highest standards in preparing accounting and financial information. The integrity of our books and records is essential. All BBH Personnel responsible for keeping/preparing any books, records and accounts for the Firm are required to record all entries based upon proper supporting documentation so that the records of the Firm are maintained to conform to applicable legal and regulatory requirements as well as BBH’s system of internal controls.
Business records and communications often become public, and BBH Personnel should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to all e-mail, internal memos, and formal or informal communications. Records should always be retained or destroyed according to the Firm’s record retention policies. Finally, in the event of litigation or governmental investigations, please consult the Office of the General Counsel regarding any specific recordkeeping requirements or obligations.
XIII. Administration of the Code and Acknowledgement
BBH Personnel are required to evidence acknowledgment that they have carefully read the Code and agree to abide by its terms. Violation of any provision of the Code of Ethics may be grounds for disciplinary action, up to and including termination of employment.

*	As described in the Trading Policies, “Covered Securities” shall include all securities with the following exceptions: Securities issued or guaranteed by the U.S. Government or by an entity controlled or supervised by the U.S. Government, bankers’ acceptances, bank certificates of deposit, commercial paper and such other money market instruments, interests in variable annuity insurance products as may be designated from time to time, and shares of registered open-end investment companies other than a fund managed by the BBH SID. Further, transactions effected pursuant to an automatic investment plan are not included. Following SEC guidance, Covered Securities includes both unit-investment trust exchange traded funds (“ETFs”) and open-end ETFs.